Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Kingsoft Cloud Holdings Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Kingsoft Cloud Holdings Limited

金山雲控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

(I) CONTINUING CONNECTED TRANSACTIONS ENTERING INTO THE LOAN FACILITY FRAMEWORK AGREEMENT; AND

(II) NOTICE OF EXTRAORDINARY GENERAL MEETING

Independent Financial Adviser to

the Independent Board Committee and the Independent Shareholders

A letter from the Board is set out on pages 4 to 17 of this circular.

A notice convening the EGM to be held at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC on February 8, 2024 at 10:00 a.m., Hong Kong time are set out on pages 35 to 36 of this circular. A form of proxy for use at the EGM is also enclosed. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.ksyun.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Shares Record Date (Hong Kong time) are cordially invited to attend the EGM in person. Holders of the Company’s ADSs as of the close of business on the ADSs Record Date (New York time) are cordially invited to submit your voting instructions to The Bank of New York Mellon, if your ADSs are held on the books and records of the Depositary, or by instructing a bank, brokerage, or other securities intermediary if your ADSs are held by any of them on your behalf, as the case may be. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon, if your ADSs are held on the books and records of the Depositary, or to the relevant bank, brokerage, or other securities intermediary, if your ADSs are held by any of them on behalf your behalf, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on February 6, 2024 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the EGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

Hong Kong, January 12, 2024

CONTENTS

Pages

DEFINITIONS	1

LETTER FROM THE BOARD	4

I.	INTRODUCTION	4

II.	THE LOAN FACILITY FRAMEWORK AGREEMENT	5

III.	PROPOSED ANNUAL CAPS AND LISTING RULES IMPLICATIONS	12

IV.	REASONS FOR AND BENEFITS OF ENTERING INTO THE LOAN FACILITY FRAMEWORK AGREEMENT	13

V.	INTERNAL CONTROL MEASURES	14

VI.	INFORMATION ON THE PARTIES	15

VII.	THE EGM AND PROXY ARRANGEMENT	15

VIII.	RECOMMENDATIONS	16

IX.	MISCELLANEOUS	17

LETTER FROM THE INDEPENDENT BOARD COMMITTEE	18

LETTER FROM GRAM CAPITAL	19

APPENDIX	–	GENERAL INFORMATION	32

NOTICE OF THE EXTRAORDINARY GENERAL MEETING	35

– i –

DEFINITIONS

“ADS(s)”	American Depositary Shares, each representing 15 Shares;

“ADSs Record Date”	January 9, 2024 (New York time);

“Annual Caps”	the proposed maximum amount available for drawdown under the Secured Loan Facility for each financial year of 2024 and 2025;

“associate(s)”	has the meaning ascribed to it under the Listing Rules;

“Board”	the board of the Directors;

“Company”	Kingsoft Cloud Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on January 3, 2012, the ADSs of which were listed on the Nasdaq Global Market in May 2020 and the ordinary Shares of which were listed on the Mainboard of the Stock Exchange in December 2022;

“connected person(s)”	has the meaning ascribed to it under the Listing Rules;

“Depositary”	The Bank of New York Mellon, the depositary for our ADSs program;

“Director(s)”	the director(s) of the Company;

“EGM”	the extraordinary general meeting of the Company to be convened on February 8, 2024 at 10:00 a.m. (Hong Kong time) to consider and, if thought fit, approve, among other things, the Secured Loan Facility under the Loan Facility Framework Agreement entered into by the Company and Kingsoft Corporation on December 4, 2023, and the proposed Annual Caps;

“Group”	the Company, its subsidiaries and the consolidated affiliated entities from time to time;

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China;

“Independent Board Committee”	a board committee of the Company, comprising all the independent non-executive Directors;

DEFINITIONS

“Independent Financial Adviser” or “Gram Capital”	Gram Capital Limited, a licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), being the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Asset Charge Provisions under the Loan Facility Framework Agreement, the Secured Loan Facility, and Annual Caps;

“Independent Shareholders”	the Shareholders who are not required to abstain from voting on the resolutions to approve the Asset Charge Provisions under the Loan Facility Framework Agreement, the Secured Loan Facility and relevant proposed Annual Caps at the EGM;

“Kingsoft Corporation”	Kingsoft Corporation Limited, an exempted limited liability company incorporated in the British Virgin Islands on March 20, 1998 and discontinued in the British Virgin Islands and continued into the Cayman Islands on November 15, 2005, with its shares listed on the Stock Exchange;

“Kingsoft Corporation Group”	Kingsoft Corporation and its subsidiaries;

“Latest Practicable Date”	January 8, 2024, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time);

“Loan Facility”	a loan facility in the principal amount of not exceeding RMB1.5 billion under the Loan Facility Framework Agreement, comprising the Unsecured Loan Facility (if relevant conditions are fulfilled) and the Secured Loan Facility;

“Loan Facility Framework Agreement”	the loan facility framework agreement dated December 4, 2023 entered into between Kingsoft Corporation and the Company in relation to the provision of the Loan Facility;

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Listing Rules;

DEFINITIONS

“Nasdaq”	the Nasdaq Global Select Market;

“PRC” or “China”	the People’s Republic of China which, for the purpose of this circular only, excluding Hong Kong, the Macau Special Administrative Region of the People’s Republic of China and Taiwan;

“RMB”	Renminbi, the lawful currency of the PRC;

“RSU(s)”	restricted stock unit(s) of the Company;

“Secured Loan Facility”	a secured loan facility in the principal amount of not exceeding RMB1.5 billion under the Loan Facility Framework Agreement;

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

“Share(s)”	ordinary share(s) in the share capital of the Company with a par value of US$0.001 each;

“Shares Record Date”	January 9, 2024 (Hong Kong time);

“Shareholder(s)”	the shareholder(s) of the Company;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules;

“Unsecured Loan Facility”	upon satisfaction of all relevant conditions, an unsecured loan facility in the principal amount of not exceeding RMB500 million under the Loan Facility Framework Agreement;

“working day(s)”	statutory working day(s) in PRC;

“%”	per cent.

LETTER FROM THE BOARD

Kingsoft Cloud Holdings Limited

金山雲控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

Non-executive Directors:	Registered Office:
Mr. Lei Jun (Chairman of the Board)	Cricket Square, Hutchins Drive
Dr. Qiu Ruiheng	P.O. Box 2681
Grand Cayman KY1-1111
Executive Directors:	Cayman Islands
Mr. Zou Tao (Vice Chairman of the Board)
Mr. He Haijian	Headquarter and Principal Place of Business in China:

Independent Non-executive Directors:	Building D, Xiaomi Science
Mr. Yu Mingto	and Technology Park
Mr. Wang Hang	No. 33 Xierqi Middle Road
Ms. Qu Jingyuan	Haidian District
Beijing, 100085
PRC

Principal Place of Business in Hong Kong:
5/F, Manulife Place
348 Kwun Tong Road
Kowloon, Hong Kong

January 12, 2024

To the Shareholders

Dear Sir/Madam,

(I) CONTINUING CONNECTED TRANSACTIONS

ENTERING INTO THE LOAN FACILITY FRAMEWORK AGREEMENT;
AND

(II) NOTICE OF EXTRAORDINARY GENERAL MEETING

I.	INTRODUCTION

Reference is made to the announcement of the Company dated December 4, 2023, in respect of entering into of the Loan Facility Framework Agreement.

LETTER FROM THE BOARD

The purpose of this circular is to provide the Shareholders with information on, among other things, (i) the Loan Facility Framework Agreement and the proposed Annual Caps, (ii) the recommendations from the Independent Board Committee in respect of the Loan Facility Framework Agreement, (iii) the letter of advice from Gram Capital to the Independent Board Committee and Independent Shareholders in respect of the Loan Facility Framework Agreement, and (iv) a notice to convening the EGM.

II.	THE LOAN FACILITY FRAMEWORK AGREEMENT

The summary of the principal terms of the Loan Facility Framework Agreement are as follows:

Date	:	December 4, 2023

Parties	:	(I) the Company; and

(II) Kingsoft Corporation

Total amount and drawdown of Loan Facility	:	In the principal amount of up to RMB1.5 billion.

Such principal amount was determined after arm’s-length negotiations with Kingsoft Corporation, taking into account the Group’s need to further invest capital expenditure in computing power equipment by 2024 in order to support its business expansion plan.

Upon fulfillment of the underlying conditions for drawdown in accordance with the terms of the Loan Facility Framework Agreement, the Company (or any of its designated subsidiaries acting as a borrower) (the “Borrower”) may apply for drawdown by serving a written notice upon Kingsoft Corporation (or any of its designated subsidiaries acting as a lender) (the “Lender”) within ten (10) working days prior to the relevant drawdown date. Subject to the terms of the Loan Facility Framework Agreement, the Lender and the Borrower shall separately enter into specific loan agreement(s) and the corresponding security document(s) (if and when involved) for the relevant drawdown(s).

Purpose of Loan Facility	:	Unless otherwise consented by the Lender in writing in prior, the Loan Facility shall be used for capital expenditure on equipment procurement as stipulated in the Loan Facility Framework Agreement, or for repayment of outstanding principal amount under the Loan Facility.

LETTER FROM THE BOARD

Term of Loan Facility	:	(I)	other than a drawdown to be made pursuant to the Unsecured Loan Facility (as detailed below), which shall then bear a repayment term of not more than ten (10) months as one of the conditions, each individual qualified loan made pursuant to the Loan Facility Framework Agreement shall bear a repayment term of not more than 18 months since the date of relevant drawdown; and

		(II)	in any event, all outstanding drawdown amount together with any interests accrued thereon shall be fully repaid by the Borrower by December 31, 2025 (the “Final Maturity Date”).

Conditions precedent for drawdown	:	Under the Loan Facility Framework Agreement, each drawdown shall be subject to the fulfillment of the following conditions:

(I)	the representation and warranties made by the Borrower being true, complete, accurate and not misleading;

(II)	the Borrower having served written loan notice upon the Lender within ten (10) working days prior to the relevant drawdown date during the Facility Period;

(III)	the Borrower having entered into and duly performed its obligations under the Loan Facility Framework Agreement and the relevant corporate guarantee, and no occurrence of any continuous event of default or events leading to accelerated repayment;

(IV)	in respect of each applicable drawdown, the relevant member(s) of Group and the relevant member(s) of the Kingsoft Corporation Group having entered into the relevant specific loan agreement and charge over assets (if and when involved) and the delivery thereof;

(V)	parties having obtained all applicable approvals or complied with disclosure procedures as required by applicable stock exchange listing rules (if any);

(VI)	having complied with the applicable requirements of the Listing Rule by the Parties; and

(VII)	no occurrence of events having material adverse impact on the Borrower on or before the provision of the Loan Facility.

LETTER FROM THE BOARD

Security for the Loan Facility	:	Subsidiary guarantee

With respect to the relevant Loan Facility under the Loan Facility Framework Agreement and the relevant specific loan agreement, (i) in the event that the Borrower is a subsidiary of the Company in the PRC, all the subsidiaries of the Company in the PRC (other than such Borrower) shall provide corporate guarantee, on a joint and several basis, for the due performance of such Borrower’s obligations under the relevant specific loan agreement in accordance with the terms of the relevant corporate guarantee to be entered into by the relevant subsidiaries of the Company in the PRC; and (ii) in the event that the Borrower is an offshore subsidiary of the Company, all the offshore subsidiaries of the Company (other than such Borrower) shall provide corporate guarantee, on a joint and several basis, for the due performance of such Borrower’s obligations under the relevant specific loan agreement in accordance with the terms of the relevant corporate guarantee to be entered into by the relevant offshore subsidiaries of the Company. Further, the Company shall undertake to Kingsoft Corporation that it will deploy resources in a manner permitted under the applicable laws and regulations to procure the repayment of all outstanding Loan Facility under the Loan Facility Framework Agreement in full.

Unsecured Loan Facility

Parties agreed that, with respect to the first drawdown of the Loan Facility pursuant to the Loan Facility Framework Agreement, no charge over fixed assets on the part of the Borrower is required, on condition that such first drawdown shall:

(I)	amount up to RMB500 million;

(II)	be made on or before January 31, 2024; and

(III)	have a repayment term of not more than ten (10) months.

LETTER FROM THE BOARD

Secured Loan Facility

In the event that any drawdown to be made under the Loan Facility does not satisfy the above conditions as Unsecured Loan Facility, the Group shall create charge over its fixed assets as specified in the Agreement in favour of Kingsoft Corporation for such relevant drawdown in the below manner:

(I)	for any accrued drawdown amount (including such next immediate drawdown amount) within RMB500 million, the Group shall execute the relevant charge over its fixed assets in favour of the Kingsoft Corporation and complete the registration of such charge (if required) by no later than February 29, 2024, and the value of such charged fixed assets shall not be less than 120% of such then next immediate drawdown amount; or

(II)	for any accrued drawdown amount (including such next immediate drawdown amount) exceeding RMB500 million, the Group shall execute the relevant charge over its fixed assets in favour of the Kingsoft Corporation and complete the registration of such charge (if required) before such next immediate drawdown, and the value of such charged fixed assets shall not be less than 120% of the then next immediate drawdown amount.

As agreed by the parties, the above-mentioned fixed assets to be charged over shall refer to the computing power equipment procured or to be procured by the Group.

In the event that the value of any charged fixed asset is significantly impaired due to market conditions, depreciation or other reasons, the Borrower shall provide further satisfactory collateral in accordance with the terms of the Loan Facility Framework Agreement and the relevant charge over fixed assets.

LETTER FROM THE BOARD

Release of Charged Fixed Assets

Upon repayment of any portion of the Loan Facility, the Borrower may apply to the Lender to release the corresponding charged fixed assets under the Fixed Asset Charge Arrangements (as defined below). However, the parties also agreed that, in any event:

(I)	before all outstanding loan amount under the Unsecured Loan Facility are fully repaid, the value of the fixed assets so remain charged should not be less than: (then aggregate outstanding drawdown amount – outstanding drawdown amount under the Unsecured Loan Facility) x 120%; and

(II)	after all outstanding drawdown amount under the Unsecured Loan Facility are fully repaid, the value of the fixed assets so remain charged should not be less than: then aggregate outstanding drawdown amount x 120%.

For the avoidance of doubt and sake of due compliance with Listing Rules by the Company, the charge of fixed asset arrangements mentioned above on the part of the Borrower (the “Fixed Asset Charge Arrangements”) and any reference thereto under the Loan Facility Framework Agreement are subject to the obtaining by the Company of all applicable approvals and discharge of disclosure obligations as required by the Listing Rules.

As agreed by the parties, in the event that the Company fails to acquire the relevant shareholders’ approvals for the said Fixed Asset Charge Arrangements on or before February 29, 2024, the Lender will be entitled to deducting the amount initially available for drawdown in association with the Fixed Asset Charge Arrangements under the Loan Facility.

LETTER FROM THE BOARD

Interest rate	:	Under the Loan Facility Framework Agreement, subject to the terms of the specific loan agreement, interest shall accrue on the principal amount of the relevant Loan Facility from the drawdown date, being the date of the relevant drawdown amount remitted to the Borrower in accordance with the terms of the specific loan agreement, at the following rates:

(I)	The interest rate for a loan of less than one year shall be a fixed lending rate of 3.75% per annum.

(II)	The interest rate for a loan of more than one year shall be the higher of: (i) the Loan Prime Rate (LPR) for loans of more than one year (inclusive) and less than five years (if any) published by the People’s Bank of China (PBOC) applicable on the date of drawdown plus 60 basis points (1 basis point = 0.01%) and (ii) a fixed lending rate of 4.05% per annum.

The interest shall be accrued daily based on a 360-day year commencing from the relevant drawdown date, and shall be paid on a quarterly basis.

The interest rate arrangement was agreed upon between the Company and Kingsoft Corporation with reference to the interest rate range of past commercial practice of similar loans obtained from independent banks/financial institutions, and the LPR published by PBOC from time to time, after arm’s-length negotiations taking into account of the Group’s financing costs.

In particular, prior to entering into the Loan Facility Framework Agreement, the Company had enquired into certain independent banks, but was told of their unwillingness to offer facilities (i) with interest rates not higher than those offered by Kingsoft Corporation; or (ii) secured by computing power equipment. The Company was also given to understand from such independent banks that, whether or not security is provided would not impact their position on setting interest rates of a loan facility with varying terms.

LETTER FROM THE BOARD

For details of the fairness and reasonableness of the above interest rates, please refer to the section headed “Letter from Gram Capital” of this circular.

In view of the above against the imminent business expansion and capital expenditure needs facing the Group and with reference to the terms previously offered by independent banks, the Board considers the interest rates under the Loan Facility Framework Agreement are on normal commercial terms and are fair and reasonable.

Repayment	:	Subject to the terms of the Loan Facility Framework Agreement, the Borrower shall repay the outstanding drawdown amount under the relevant specific loan agreement together with the interest accrued thereon in full on the maturity date as provided in the specific loan agreement, and in any event, the Borrower shall repay all outstanding drawdown amount together with interest accrued thereon under the Loan Facility Framework Agreement on the Final Maturity Date.

The bank account for operating receivables of the Borrower shall be functioned as the designated account under supervision, maintaining a fund balance not less than the total amount of interest accrued on the drawdown made by the Borrower. The Lender shall oversee the Borrower’s operating receivables in such account to ensure the Borrower’s business operates soundly and possesses ample debt repayment capability. Detailed matters pertaining to the designated account under supervision by the Lender shall be subject to separate account supervision agreement to be entered into between the Lender and Borrower.

For the avoidance of doubt, such supervision arrangement is not a form of guarantee prescribed by the relevant PRC laws, but a contractual relationship subsisted between the Borrower and the Lender throughout the Facility Period.

LETTER FROM THE BOARD

III.	PROPOSED ANNUAL CAPS AND LISTING RULES IMPLICATIONS

As at the Latest Practicable Date, Kingsoft Corporation directly held as to 37.40% of the Company, thus is a connected person of the Company. Accordingly, the entering into of Loan Facility Framework Agreement and the transaction(s) contemplated thereunder constitutes continuing connected transactions for the purpose of Chapter 14A of the listing Rules.

There was no historical transaction in relation to the provision of any loan facility between the Company and Kingsoft Corporation which was secured by the assets of the Group.

Fully exempt continuing connected transaction(s) – Unsecured Loan Facility

Pursuant to the Loan Facility Framework Agreement, the Group will not be required to provide any security for the drawdown made pursuant to the Unsecured Loan Facility, as long as the applicable conditions are met. For details, see the relevant descriptions in the section headed “II. THE LOAN FACILITY FRAMEWORK AGREEMENT” above in this circular. As the transaction(s) contemplated thereunder will be conducted on normal commercial terms or better, it will constitute continuing connected transaction(s) but is fully exempted under Rule 14A.90 of the Listing Rules, including the requirement to set annual caps.

Non-exempt continuing connected transaction(s) – Secured Loan Facility

The proposed Annual Caps for the Secured Loan Facility under the Loan Facility Framework Agreement for each financial year of 2024 and 2025 are set out below:

	Financial year ending December 31,
	2024	2025
	RMB billion	RMB billion
Maximum drawdown amount under the Secured Loan Facility under the Loan Facility Framework Agreement	1.5	1.5

The proposed Annual Caps were determined after considering, among other things, (i) the needs for sufficient working capital due to increase in demand for computing power equipment procurement as a result of the expansion of business of the Group as further detailed in the section headed “IV. REASONS FOR AND BENEFITS OF ENTERING INTO THE LOAN FACILITY FRAMEWORK AGREEMENT” of this circular below; (ii) the total principal amount of Loan Facility under the Loan Facility Framework Agreement provided by the Kingsoft Corporation Group; and (iii) the Group’s internal financial assessment of its repayment abilities.

As one or more of the applicable percentage ratios in respect of the Secured Loan Facility (to be effected through the Fixed Asset Charge Arrangements) under the Loan Facility Framework Agreement are higher than 5%, the transactions in relation to the Secured Loan Facility constitute continuing connected transactions of the Company and therefore are subject to the reporting, annual review, announcement and Independent Shareholder’s approval requirements under Chapter 14A of the Listing Rules.

LETTER FROM THE BOARD

IV.	REASONS FOR AND BENEFITS OF ENTERING INTO THE LOAN FACILITY FRAMEWORK AGREEMENT

The terms of the Loan Facility Framework Agreement, including the applicable interest rate, are entered into after arm’s length negotiations between the parties and taking into account, among others, the prevailing market interest rates and practices. Besides, entering into the Loan Facility Framework Agreement enables the Group to secure scalable, stable and reliable funding support to meet its business expansion needs.

The Group has been experiencing rapid growth in AI business, which provides healthy recurring revenue and profit. As the Group continues to see strong and highly visible market opportunities and revenue upside with committed client order backlog in the space, this Loan Facility of RMB1.5 billion empowers the Group with additional financial resources to continue to grow the business supporting 2024 revenue through computing power equipment procurement and R&D. Additionally, the Group expects that the Loan Facility will strengthen its cash position without equity dilution to existing Shareholders, diversify its funding channels, as well as optimize the Group’s capital structure which is expected to lower its weighted average cost of capital.

As of the Latest Practicable Date, the Company had drawn down RMB500 million under the Loan Facility, being the entire amount available under the Unsecured Loan Facility. After obtaining the Independent Shareholders’ favorable voting at the EGM, the Group anticipates to make further drawdown of RMB1 billion by the end of 2024 to align with its business plan of further investing capital expenditure in computing power equipment.

The Directors (including the members of the Independent Board Committee, having considered the advice from the Independent Financial Adviser) are of the view that the transactions under the Loan Facility Framework Agreement are on normal commercial terms, and the terms of the Loan Facility Framework Agreement are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Mr. Lei Jun and Mr. Zou Tao (the “Abstained Directors”) are considered to have material interests by virtue of their respective employment relationship and senior management positions held in Kingsoft Corporation Group. Accordingly, both Mr. Lei Jun and Mr. Zou Tao have abstained from voting on the relevant Board resolution to approve the Loan Facility Framework Agreement and Annual Caps.

LETTER FROM THE BOARD

V.	INTERNAL CONTROL MEASURES

In order to ensure the terms of the relevant specific loan agreement are on normal commercial terms and fair and reasonable to the Company and Shareholders and are no less favourable to the Group than terms offered available to or from independent third parties (as defined under the Listing Rules), the Company has formulated the following internal control policies and adopted the following internal control measures:

(I)	with regard to any amount drawn down under the Secured Loan Facility, the Company expects that, in all times, the corresponding total value of its fixed assets remain charged pursuant thereto shall not exceed 120% of the then aggregate outstanding drawdown amount, and the Company will adopt a proactive and dynamical approach in monitoring any drawdown amount repaid thereunder and apply to the Lender to release the corresponding charged fixed assets thereto on a timely basis;

(II)	the designated staff of the finance department of the Company will closely monitor the outstanding loan balances to be repaid and report the latest status of the loans granted to the finance department of the Company on a monthly basis to ensure that the outstanding loan balances will not exceed the proposed Annual Caps;

(III)	the finance department of the Company will report to the senior management on a monthly basis and the Directors (including the independent non-executive Directors) on a half-yearly basis in relation to the transaction status;

(IV)	the finance department of the Company will, before the signing of each individual loan agreement under the Loan Facility Framework Agreement: (a) check the benchmark lending interest rate published by PBOC; and (b) compare the interest rate of the individual loan with at least two major commercial banks or financial institutions to confirm the interest rate charged by the Lender is in line with the market rates and the individual loan agreements are entered into on normal commercial terms;

(V)	the Company’s external auditor will conduct an annual review of the transactions entered into under the Loan Facility Framework Agreement to ensure that the transactions amount is within the proposed Annual Caps and the transactions is in accordance with the terms set out in the Loan Facility Framework Agreement;

(VI)	the Company’s finance department will set an alert alarm when the aggregated outstanding drawdown balances is about to reach the proposed Annual Cap. In case that the aggregated principal amount of the Loan Facility is expected to exceed the proposed Annual Caps, the Company could timely recomply with the requirements under Chapter 14A of the Listing Rules; and

(VII)	the Company’s independent non-executive Directors will conduct an annual review of the status of the transactions contemplated under the Loan Facility Framework Agreement to ensure that the Company has complied with its internal approval process and the relevant requirements under the Listing Rules.

LETTER FROM THE BOARD

VI.	INFORMATION ON THE PARTIES

Information of the Company

The Company was incorporated under the laws of the Cayman Islands on January 3, 2012 as an exempted company with limited liability. The Company’s ADSs, each of which represents 15 Shares, were listed on Nasdaq under the symbol of “KC” on May 8, 2020. The Company’s Shares were listed on the Main Board of the Hong Kong Stock Exchange under the stock code “3896” and stock short name “KINGSOFT CLOUD” on December 30, 2022.

The Company is a leading independent cloud service provider in China. With its full commitment to cloud service, it is dedicated to mobilizing our resources to enable its customers to successfully embrace the benefits of cloud solutions, to pursue their digital transformation strategies, and to create business value.

Information of Kingsoft Corporation

Kingsoft Corporation is a company continued in the Cayman Islands with limited liability, whose shares are listed on the Stock Exchange (Stock Code: 3888). Kingsoft Corporation is principally engaged in the design, research and development, and sales and marketing of the office software products and services of WPS Office; and research and development of games, and the provision of PC games and mobile games services.

VII.	THE EGM AND PROXY ARRANGEMENT

The EGM will be held at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC on February 8, 2024. The EGM will commence at 10:00 a.m., Hong Kong time.

The notice of the EGM is set out on pages 35 to 36 of this circular. The notice serves as the notice of general meeting required under Rule 13.71 of the Listing Rules. The notice is also available for viewing on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (http://ir.ksyun.com).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Shares Record Date (Hong Kong time) are cordially invited to attend the EGM in person. Holders of the Company’s ADSs as of the close of business on the ADSs Record Date (New York time) are cordially invited to submit your voting instructions to The Bank of New York Mellon, if your ADSs are held on the books and records of the Depositary, or by instructing a bank, brokerage, or other securities intermediary, if your ADSs are held by any of them on your behalf, as the case may be. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon, if your ADSs are held on the books and records of the Depositary, or to the relevant bank, brokerage, or other securities intermediary, if your ADSs are held by any of them on your behalf, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on February 6, 2024 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the EGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

LETTER FROM THE BOARD

Pursuant to Rule 17.05A of the Listing Rules, trustees holding unvested Shares of the share schemes of the Company, whether directly or indirectly, shall abstain from voting on matters that require Shareholders’ approval under the Listing Rules, unless otherwise required by law to vote in accordance with the beneficial owner’s direction and such a direction is given. As at the Latest Practicable Date, the number of unvested Shares held by the trustee of the share schemes of the Company was 62,952,615.

To the best knowledge and belief of the Directors having made all reasonable enquiries, save for (i) the aforesaid trustee holding such number of unvested Shares for the share schemes of the Company; and (ii) Kingsoft Corporation, holding directly as to 37.40% of the Company as at the Latest Practicable Date, and its associates (if any of them held Share(s) in the Company on or before the Shares Record Date), who has material interest in the transactions contemplated under the Loan Facility Framework Agreement, none of the Shareholders is required to abstain from voting on the resolutions at the EGM.

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolutions to be proposed at the EGM will be voted by way of poll. An announcement on the poll results will be published after the EGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

VIII.	RECOMMENDATIONS

The Directors (excluding the Abstained Directors, but including the members of the Independent Board Committee whose views have been set out in the section headed “Letter from the Independent Board Committee” of this circular after taking into account the advice of Gram Capital) are of the view that the terms of Secured Loan Facility under the Loan Facility Framework Agreement and the proposed Annual Caps are (i) entered into in the ordinary and usual course of business of the Company; and (ii) on normal commercial terms, fair and reasonable, and in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors (other than the Abstained Directors) recommend the Independent Shareholders to vote in favor of all resolutions in relation to the foregoing at the forthcoming EGM.

LETTER FROM THE BOARD

IX.	MISCELLANEOUS

Your attention is also drawn to (i) the letter from the Independent Board Committee on page 18 of this circular containing the recommendation of the Independent Board Committee to the Independent Shareholders; and (ii) the letter from Gram Capital on pages 19 to 31 of this circular containing its advice to the Independent Board Committee and the Independent Shareholders and the principal factors and reasons taken into account by Gram Capital in arriving at its advice. Your attention is also drawn to the additional information set out in the Appendix to this circular.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Kingsoft Cloud Holdings Limited

金山雲控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

January 12, 2024

To the Independent Shareholders

Dear Sir/Madam,

CONTINUING CONNECTED TRANSACTIONS

ENTERING INTO THE LOAN FACILITY FRAMEWORK AGREEMENT

We refer to the circular of the Company dated January 12, 2024 (the “Circular”) to its Shareholders of which this letter forms a part. Terms defined in the circular shall have the same meanings in this letter unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you in relation to (i) whether the terms of Secured Loan Facility under the Loan Facility Framework Agreement and the proposed Annual Caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole; and (ii) how to vote on the resolution regarding the Secured Loan Facility and the proposed Annual Caps, taking into account the recommendations from Gram Capital.

Your attention is drawn to the section headed “Letter from the Board” and to the advice of Gram Capital in its capacity as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of whether the terms of the Secured Loan Facility and the proposed Annual Caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole, as set out in the section headed “Letter from Gram Capital” as well as other additional information set out in other parts of this circular.

Having taken into account the advice of, and the principal factors and reasons considered by Gram Capital in relation thereto as stated in its letter, we consider that the terms of Secured Loan Facility under the Loan Facility Framework Agreement and the proposed Annual Caps are (i) entered into in the ordinary and usual course of business of the Company; and (ii) on normal commercial terms, fair and reasonable, and in the best interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favor of the ordinary resolutions to be proposed at the EGM in respect of the Secured Loan Facility and the proposed Annual Caps.

Yours faithfully,
For and on behalf of the Independent Board Committee
Mr. Yu Mingto
Mr. Wang Hang
Ms. Qu Jingyuan
Independent non-executive Directors

LETTER FROM GRAM CAPITAL

Set out below is the text of a letter received from Gram Capital, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Transactions for the purpose of inclusion in this circular.

Room 1209, 12/F. Nan Fung Tower 88 Connaught Road Central/ 173 Des Voeux Road Central Hong Kong 12 January 2024

To:  The independent board committee and the independent shareholders of Kingsoft Cloud Holdings Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

ENTERING INTO THE LOAN FACILITY FRAMEWORK AGREEMENT

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the transactions contemplated under the Loan Facility Framework Agreement (the “Transactions”), details of which are set out in the letter from the Board (the “Board Letter”) contained in the circular dated 12 January 2024 issued by the Company to the Shareholders (the “Circular”), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

On 4 December 2023, the Company and Kingsoft Corporation entered into the Loan Facility Framework Agreement, pursuant to which Kingsoft Corporation agreed to provide the Loan Facility of up to RMB1.5 billion to the Company during the period commencing from 5 December 2023 and ending at 31 December 2025 (i.e. Facility Period).

With reference to the Board Letter, the Transactions (in particular, the Secured Loan Facility) constitute continuing connected transactions of the Company and are subject to the reporting, annual review, announcement and Independent Shareholder’s approval requirements of Chapter 14A of the Listing Rules.

The Independent Board Committee comprising Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan (all being independent non-executive Directors) has been established to advise the Independent Shareholders on (i) whether the terms of the Transactions are on normal commercial terms and are fair and reasonable; (ii) whether the Transactions are in the interests of the Company and the Shareholders as a whole and conducted in the ordinary and usual course of business of the Group; and (iii) how the Independent Shareholders should vote in respect of the resolutions to approve the Transactions at the EGM. We, Gram Capital Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

LETTER FROM GRAM CAPITAL

INDEPENDENCE

As at the Latest Practicable Date, we were not aware of any relationships or interests between Gram Capital and the Company during the past two years immediately preceding the Latest Practicable Date, or any other parties that could be reasonably regarded as hindrance to Gram Capital’s independence to act as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders.

BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the Independent Shareholders, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Directors. We have assumed that all information and representations that have been provided by the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were made and continue to be so as at the Latest Practicable Date. We have also assumed that all statements of belief, opinion, expectation and intention made by the Directors in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its advisers and/or the Directors, which have been provided to us. Our opinion is based on the Directors’ representation and confirmation that there is no undisclosed private agreement/arrangement or implied understanding with anyone concerning the Transactions. We consider that we have taken sufficient and necessary steps on which to form a reasonable basis and an informed view for our opinion in compliance with Rule 13.80 of the Listing Rules.

The Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in the Circular or the Circular misleading. We, as the Independent Financial Adviser, take no responsibility for the contents of any part of the Circular, save and except for this letter of advice.

LETTER FROM GRAM CAPITAL

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, Kingsoft Corporation or their respective subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Transactions. Our opinion is necessarily based on the financial, economic, market and other conditions in effect and the information made available to us as at the Latest Practicable Date. Shareholders should note that subsequent developments (including any material change in market and economic conditions) may affect and/or change our opinion and we have no obligation to update this opinion to take into account events occurring after the Latest Practicable Date or to update, revise or reaffirm our opinion. In addition, nothing contained in this letter should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources, it is the responsibility of Gram Capital to ensure that such information has been correctly extracted from the relevant sources.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Transactions, we have taken into consideration the following principal factors and reasons:

A.	Background of the Transactions

Information on the Group

With reference to the Board Letter, the Company is a leading independent cloud service provider in China. With its full commitment to cloud service, it is dedicated to mobilizing its resources to enable customers to successfully embrace the benefits of cloud solutions, to pursue their digital transformation strategies, and to create business value.

Set out below are the consolidated financial information of the Group for the two years ended 31 December 2022 as extracted from the Company’s annual report for the year ended 31 December 2022 (the “2022 Annual Report”) and nine months ended 30 September 2023 (“9M2023”) (with comparative figures) as extracted from the Company’s announcement dated 21 November 2023 in relation to the Group’s unaudited financial results for 9M2023 (the “9M2023 Announcement”):

	For the year ended 31 December 2022	For the year ended 31 December 2021	Change from 2021 to 2022
	RMB’000	RMB’000%
	(audited)	(audited)
Total revenues	8,180,107	9,060,784	(9.72)
– Public cloud services	5,360,282	6,159,085	(12.97)
– Enterprise cloud services	2,816,976	2,897,817	(2.79)
– Others	2,849	3,882	(26.61)

LETTER FROM GRAM CAPITAL

	For the year ended 31 December 2022	For the year ended 31 December 2021	Change from 2021 to 2022
	RMB’000	RMB’000%
	(audited)	(audited)
Gross profit	429,538	351,288	22.28
Net loss	(2,688,388)	(1,591,756)	68.89

	For the nine months ended 30 September 2023	For the nine months ended 30 September 2022	Change from 2022 to 2023
	RMB’000	RMB’000	%
	(unaudited)	(unaudited)
Total revenues	5,325,011	6,049,094	(11.97)
– Public cloud services	3,329,775	4,015,989	(17.09)
– Enterprise cloud services	1,993,662	2,031,058	(1.84)
– Others	1,574	2,047	(23.11)
Gross profit	597,031	267,581	123.12
Net loss	(1,896,811)	(2,166,731)	(12.46)

As depicted from the table above and with reference to the 2022 Annual Report, the Group’s total revenue decreased by approximately 9.72% from the year ended 31 December 2021 (“FY2021”) to the year ended 31 December 2022 (“FY2022”), mainly due to proactive scale-down of content delivery network services within public cloud services, and more stringent project selection of enterprise cloud services. Despite the aforesaid decrease in the Group’s revenue, the Group’s gross profit increased by approximately 22.28% from FY2021 to FY2022, primarily caused by optimization of revenue mix and effective cost controls. The Group’s loss increased by approximately 68.89% from FY2021 to FY2022. With reference to the 2022 Annual Report, such increase was due to the increase of workforce optimization related compensations, credit loss, Hong Kong listing expenses, share awards expenses of Camelot Technology Co., Ltd. (a subsidiary of the Company), exchange rates changes, as partially offset by increased gross profit as mentioned above.

As depicted from the table above and with reference to the 9M2023 Announcement, the Group’s total revenue decreased by approximately 11.97% from the nine months ended 30 September 2022 (“9M2022”) to 9M2023, mainly due to proactive scale-down of services for content delivery network customers, and phasing-out of loss-making clients. Despite the aforesaid decrease in the Group’s revenue, the Group’s gross profit increased by approximately 123.12% from 9M2022 to 9M2023, mainly due to the Group’s strategic adjustment of revenue mix, optimized enterprise cloud project selection and efficient cost control measures, showing the Group’s strong commitment to improving the Group’s profitability and delivering high-quality and sustainable development. The Group’s loss reduced by approximately 12.46% from 9M2022 to 9M2023, mainly due to the increased gross profit as mentioned above, reduction in selling and marketing expenses, reduction in research and development (“R&D”) expenses, impairment of long-lived assets and foreign exchange changes.

LETTER FROM GRAM CAPITAL

With reference to the Company’s interim report for the six months ended 30 June 2023 (the “2023 Interim Report”) and 9M2023 Announcement, the Group will continue to promote high-quality and sustainable development by upholding the principle of “building success based on technology and innovation” to solidify its core capabilities, and continuously improve its profitability. The Company also expects to deepen its strategic planning and engagement with Xiaomi Corporation and Kingsoft Corporation in their comprehensive artificial intelligence (“AI”) cloud demand to capture market opportunities, maintain the healthy trajectory of continued profitability improvement, and generate value for the Shareholders.

Information on Kingsoft Corporation

With reference to the Board Letter, Kingsoft Corporation is a company continued in the Cayman Islands with limited liability, whose shares are listed on the Stock Exchange (stock code: 3888). Kingsoft Corporation is principally engaged in the design, R&D, and sales and marketing of the office software products and services of WPS Office; and R&D of games, and the provision of personal computer games and mobile games services. Kingsoft Corporation is a controlling Shareholder.

Reasons for and benefits of the Transactions

With reference to the Board Letter:

(i)	Entering into the Loan Facility Framework Agreement enables the Group to secure scalable, stable and reliable funding support to meet its business expansion needs.

(ii)	The Group has been experiencing rapid growth in AI business, which provides healthy recurring revenue and profit. As the Group continues to see strong and highly visible market opportunities and revenue upside with committed client order backlog in the space, the Loan Facility of RMB1.5 billion empowers the Group with additional financial resources to continue to grow the business supporting 2024 revenue through computing power equipment procurement and R&D.

(iii)	The Group expects that the Loan Facility will strengthen its cash position without equity dilution to existing Shareholders, diversify its funding channels, as well as optimize the Group’s capital structure which is expected to lower its weighted average cost of capital.

LETTER FROM GRAM CAPITAL

With reference to the 9M2023 Announcement, the Group’s cash and cash equivalents were approximately RMB2.6 billion as at 30 September 2023. Upon our enquiry, the Directors advised us that:

(i)	According to the 9M2023 Announcement, the Group’s bank loans were approximately RMB0.9 billion (all of them are current liabilities) as at 30 September 2023. The Group intends to reserve cash for repayment of the aforesaid bank loans.

(ii)	According to the 2023 Interim Report and the 9M2023 Announcement, the Group’s net cash used in operating activities was approximately RMB206 million for the six months ended 30 June 2023 and net cash generated from operating activities was approximately RMB20 million only for the three months ended 30 September 2023. The Group intends to reserve approximately RMB0.7 billion for the Group’s daily operation.

(iii)	Substantial amount of the Group’s cash and cash equivalents as at 30 September 2023 were subsequently used for the Group’s capital expenditure on fixed assets including computing power equipment procurement during October and November 2023.

(iv)	The Group intends to further invest capital expenditure of at least RMB1.5 billion in computing power equipment procurement by the end of 2024.

We noted from the 2022 Annual Report and 2023 Interim Report that the Group has been investing in its infrastructure to upgrade its computing power and storage capabilities, in order to deliver higher-quality cloud service and enhance the economies of scale. The Group purchases servers, network equipment and network resources, and leases data centers from industry-leading suppliers to ensure the reliability and availability of the Group’s network infrastructure. The Group’s purchases of property and equipment under its consolidated statement of cash flows were approximately RMB0.7 billion for FY2021, approximately RMB1.4 billion for FY2022 and approximately RMB0.1 billion for the six months ended 30 June 2023. The Group owned around 110,000 servers as at 31 December 2022 and 101,000 servers as at 30 June 2023. As advised by the Directors, such decrease in servers number was mainly due to removal/cessation of old model servers. The Group will purchase servers to maintain and enhance its capacity.

For our due diligence purpose, we obtained the Group’s business plan in relation to the aforesaid further investment capital expenditure of at least RMB1.5 billion) in computing power equipment procurement by the end of 2024.

Given the above, the Loan Facility of RMB1.5 billion will facilitate the Group’s business development.

LETTER FROM GRAM CAPITAL

We also enquired into the Directors regarding the Group’s feasibility of obtaining further borrowings from independent banks/financial institutions. The Directors advised us the following:

(i)	the Group’s outstanding bank loans were approximately RMB0.9 billion as at 30 September 2023. Based on the Company’s communications with certain independent banks, obtaining further unsecured loan from the banks may be subject to lengthy negotiations and bank approval procedures and the banks are not willing to offer facility secured by computing power equipment (similar arrangement with the Loan Facility); and

(ii)	obtaining secured loan facility from other independent financial institutions may involve higher interest rates.

Having considered the above factors, we consider that the Transactions are conducted in the ordinary and usual business of the Group and in the interests of the Company and the Shareholders as a whole.

B.	Principal Terms of the Transactions

The following table tabulates a summary of the major terms of the Transactions, details of which are set out under the section headed “II. THE LOAN FACILITY FRAMEWORK AGREEMENT” in the Board Letter:

Date

4 December 2023

Parties

(1)	the Company; and

(2)	Kingsoft Corporation

Total amount and drawdown of Loan Facility

In the principal amount of up to RMB1.5 billion. Upon fulfillment of the underlying conditions for drawdown in accordance with the terms of the Loan Facility Framework Agreement, the Company (or any of its designated subsidiaries acting as a borrower) may apply for drawdown by serving a written notice upon Kingsoft Corporation (or any of its designated subsidiaries acting as a lender) within 10 working days prior to the relevant drawdown date. Subject to the terms of the Loan Facility Framework Agreement, the Lender and the Borrower shall separately enter into specific loan agreement(s) and the corresponding security document(s) (if and when involved) for the relevant drawdown(s).

LETTER FROM GRAM CAPITAL

Purpose of Loan Facility

Unless otherwise consented by the Lender in writing in prior, the Loan Facility shall be used for capital expenditure on equipment procurement as stipulated in the Loan Facility Framework Agreement, or for repayment of outstanding principal amount under the Loan Facility.

Term of Loan Facility

(i)	Other than a drawdown to be made pursuant to the Unsecured Loan Facility, which shall then bear a repayment term of not more than 10 months as one of the conditions, each individual qualified loan made pursuant to the Loan Facility Framework Agreement shall bear a repayment term of not more than 18 months since the date of relevant drawdown; and

(ii)	in any event, all outstanding drawdown amount together with any interests accrued thereon shall be fully repaid by the Borrower by December 31, 2025 (i.e. Final Maturity Date).

Interest rate

Under the Loan Facility Framework Agreement, subject to the terms of the specific loan agreement, interest shall accrue on the principal amount of the relevant Loan Facility from the drawdown date, being the date of the relevant drawdown amount remitted to the Borrower in accordance with the terms of the specific loan agreement, at the following rates:

(i)	The interest rate for a loan of less than one year shall be a fixed lending rate of 3.75% per annum (the “1-year Interest Rate”).

(ii)	The interest rate for a loan of more than one year (the “Over 1-year Interest Rate”) shall be the higher of: (i) the loan prime rate (“LPR”) for loans of more than one year (inclusive) and less than five years (if any) published by the People’s Bank of China (“PBOC”) applicable on the date of drawdown plus 60 basis points (1 basis point = 0.01%) and (ii) a fixed lending rate of 4.05% per annum.

The interest shall be accrued daily based on a 360-day year commencing from the relevant drawdown date, and shall be paid on a quarterly basis.

The above interest rate arrangement (the “Interest Rate Arrangement”) was agreed upon between the Company and Kingsoft Corporation with reference to the factors as set out under the sub-section headed “II. THE LOAN FACILITY FRAMEWORK AGREEMENT – Interest rate” of the Board Letter.

LETTER FROM GRAM CAPITAL

As aforementioned, the Group’s bank loans were approximately RMB0.9 billion as at 30 September 2023. Based on the information provided by the Company, the terms of such bank loans were one year or less, with interest rates ranged from 3.5% to 4.1% (the “Independent Banks Interest Range”). As advised by the Directors, the Group did not have any secured bank loan since 30 September 2023.

As advised by the Directors, based on the Company’s communications with certain independent banks, creating charge over the Group’s computing power equipment (similar arrangement with the Loan Facility) may not reduce interest rates of loan facility (not to mention that they are not willing to offer such kind of secured loan facility as aforementioned). In addition, obtaining secured loan facility or similar financing from other independent financial institutions may involve higher interest rates (based on the Company’s preliminary communication with an independent financial institution, the interest rate offered is 5.8% for finance lease in respect of the Group’s computing power equipment to be purchased).

As published by the PBOC on 20 December 2023, LPR is 3.45% for loans of more than one year (inclusive) and less than five years. According to the Interest Rate Arrangement, the implied Over 1-year Interest Rate will be 4.05%.

Having considered the above and that both of the 1-year Interest Rate and the implied Over 1-year Interest Rate are within the Independent Banks Interest Range, we are of the view that the Interest Rate Arrangement to be justifiable.

Security for the Loan Facility

Details of security for the Loan Facility are set out in the sub-section headed “Security for the Loan Facility” under the section headed “II. THE LOAN FACILITY FRAMEWORK AGREEMENT” of the Board Letter.

We noticed that, in the event that any drawdown to be made under the Loan Facility does not satisfy the conditions as Unsecured Loan Facility (the “Unsecured Conditions”), the Group shall create charge over its fixed assets as specified in the Loan Facility Framework Agreement (i.e. computing power equipment) in favour of Kingsoft Corporation for such relevant drawdown in the below manner:

(i)	for any accrued drawdown amount (including such next immediate drawdown amount) within RMB500 million, the Group shall execute the relevant charge over its fixed assets in favour of the Kingsoft Corporation and complete the registration of such charge (if required) before 29 February 2024, and the value of such charged fixed assets shall not be less than 120% of such then next immediate drawdown amount; or

LETTER FROM GRAM CAPITAL

(ii)	for any accrued drawdown amount (including such next immediate drawdown amount) exceeding RMB500 million, the Group shall execute the relevant charge over its fixed assets in favour of the Kingsoft Corporation and complete the registration of such charge (if required) before such next immediate drawdown, and the value of such charged fixed assets shall not be less than 120% of the then next immediate drawdown amount.

In the event that the value of any charged fixed asset is significantly impaired due to market conditions, depreciation or other reasons, the Borrower shall provide further satisfactory collateral in accordance with the terms of the Loan Facility Framework Agreement and the relevant charge over fixed assets.

Upon our enquiry, the Directors advised us that the purpose of the “120% value fixed assets charge” is to secure the Lender in view of possible impairment and/or depreciation of the charged assets. With reference to the Board Letter, one of the Group’s internal control measures in respect of the Transactions is that “In all times, the corresponding total value of its fixed assets remain charged pursuant thereto shall not exceed 120% of the then aggregate outstanding drawdown amount, and the Company will adopt a proactive and dynamical approach in monitoring any drawdown amount repaid thereunder and apply to the Lender to release the corresponding charged fixed assets thereto on a timely basis”.

As also advised by the Directors, the Group will comply with the following articles of Civil Code of the PRC as published by The State Council of the PRC when creating charge over the Group’s fixed assets in relation to the Loan Facility:

(i)	Article 401 – Where, prior to the due date of performance of an obligation, the mortgagee reaches an agreement with the mortgagor under which the mortgaged property belongs to the creditor in the event that the debtor fails to perform the obligation due, the mortgagee, regardless, may only have priority to be paid from the mortgaged property in accordance with law.

(ii)	Article 410 – Where a debtor fails to perform his obligation due or an event upon which a mortgage is to be enforced as agreed upon by the parties occurs, the mortgagee may, upon agreement with the mortgagor, have the priority right to appraise and accept the mortgaged property, or apply the proceeds obtained from auction or sale of the mortgaged property to satisfy his claim against the mortgagor. Where the agreement is detrimental to the interests of other creditors, the other creditors may request the people’s court to rescind the agreement. Where a mortgagee and a mortgagor fail to reach an agreement on the methods of enforcing the mortgage, the mortgagee may request the people’s court to have the mortgaged property sold at auction or in a sale. The appraisal or sale of the mortgaged property shall be based on the market price thereof.

LETTER FROM GRAM CAPITAL

(iii)	Article 413 – Where the appraised value of a mortgaged property or the proceeds obtained from auction or sale of it is in excess of the amount of the obligation owed, the excessive portion shall belong to the mortgagor, while any deficiency shall be satisfied by the debtor.

Despite that the provisions in relation to security for the Loan Facility involves “120% value fixed assets charge”, the Lender will not obtain value/proceeds exceeding the amount of the Borrower’s repayment obligation (i.e. the default loan/interest) through charged assets enforcement (in case of default) based on the above articles of Civil Code of the PRC.

In light of the above, we consider the provisions in relation to security for the Loan Facility to be acceptable.

C.	The Annual Caps

The table below sets out the Annual Caps.

	For the year ending 31 December 2024	For the year ending 31 December 2025
	RMB’billion	RMB’billion
Maximum drawdown amount under the Secured Loan Facility under the Loan Facility Framework Agreement	1.5	1.5

With reference to the Board Letter, the Annual Caps were determined after considering the factors set out under the section headed “III. PROPOSED ANNUAL CAPS AND LISTING RULES IMPLICATIONS” of the Board Letter.

We noted that:

(i)	The Loan Facility limit is RMB1.5 billion.

(ii)	In the event that any drawdown to be made under the Loan Facility does not satisfy the Unsecured Conditions, the Group shall create charge over its fixed assets as specified in the Loan Facility Framework Agreement in favour of Kingsoft Corporation for such relevant drawdown (i.e. such loan will be secured loan).

LETTER FROM GRAM CAPITAL

With reference to the Board Letter, the Company had drawn down RMB500 million under the Loan Facility (being the entire amount available under the Unsecured Loan Facility) as at the Latest Practicable Date. As advised by the Directors, the aforesaid drawdown satisfied the Unsecured Conditions. Nevertheless, should the aforesaid drawdown fail to satisfy the Unsecured Conditions in future (e.g. extension of repayment term to more than 10 months), the Group shall create charge over its fixed assets for aforesaid drawdown and it will become secured loan.

Given the above, we consider the Annual Caps to be fair and reasonable.

Having considered the above principal terms of the Transactions, we consider that the terms of the Transactions (including the Annual Caps) are on normal commercial terms and are fair and reasonable.

D.	Listing Rules Implication

The Directors confirmed that the Company shall comply with the requirements of Rules 14A.53 to 14A.59 of the Listing Rules pursuant to which (i) the maximum value of the Transactions must be restricted by the Annual Caps; (ii) the terms of the Transactions must be reviewed by the independent non-executive Directors annually; (iii) details of independent non-executive Directors’ annual review on the terms of the Transactions must be included in the Company’s subsequent published annual reports. Furthermore, it is also required by the Listing Rules that the auditors of the Company must provide a letter to the Board confirming, among other things, whether anything has come to their attention that causes them to believe that the Transactions (i) have not been approved by the Board; (ii) were not entered into, in all material respects, in accordance with the relevant agreement governing the transactions; and (iii)   have exceeded the Annual Caps. In the event that the maximum amounts of the Transactions are anticipated to exceed the Annual Caps, or that there is any proposed material amendment to the terms of the Transactions, as confirmed by the Directors, the Company shall comply with the applicable provisions of the Listing Rules governing continuing connected transaction.

With the stipulation of the above requirements for continuing connected transactions pursuant to the Listing Rules, we are of the view that there are adequate measures in place to monitor the Transactions and hence the interest of the Independent Shareholders would be safeguarded.

LETTER FROM GRAM CAPITAL

RECOMMENDATION

Having taken into account that above factors and reasons, we are of the opinion that (i) the terms of the Transactions are on normal commercial terms and are fair and reasonable; and (ii) the Transactions are conducted in the ordinary and usual course of business of the Group and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the relevant ordinary resolutions to be proposed at the EGM to approve the Transactions and we recommend the Independent Shareholders to vote in favour of the resolutions in this regard.

Yours faithfully,
For and on behalf of Gram Capital Limited Graham Lam
Managing Director

Note:	Mr. Graham Lam is a licensed person registered with the Securities and Futures Commission and a responsible officer of Gram Capital Limited to carry out Type 6 (advising on corporate finance) regulated activity under the SFO. He has over 25 years of experience in investment banking industry.

APPENDIX	GENERAL INFORMATION

I.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in this circular or this circular misleading.

II.	DIRECTORS’ INTERESTS OR SHORT POSITIONS IN EQUITY SECURITIES

As of the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows:

Interest in Shares and Underlying Shares of the Company

				Number		Approximate
				of Shares		Percentage of
				underlying		Shareholding of
				Outstanding		the Issued Share
		Number of		Options/RSUs		Capital of the
Name	Nature of Interest	Issued Shares		Granted		Company(2)
(%)
Mr. Lei Jun(3)	Interest in controlled
corporation		466,161,000	(L)	Nil		12.25
Mr. Zou Tao	Beneficial interest	2,000,000	(L)	Nil		0.05
Mr. He Haijian	Beneficial interest	2,007,000	(L)	6,355,482	(L)(4)	0.22

Notes:

(1)	The letter “L” denotes a long position in the Shares.

(2)	Calculated on basis of the total number of issued shares of the Company as of the Latest Practicable Date.

(3)	Mr. Lei Jun has the majority voting power in Xiaomi Corporation and is deemed to be interested in those Shares held by Xiaomi Corporation under the SFO.

(4)	Represents the beneficial interest in (i) 6,340,000 Shares underlying the outstanding RSUs granted to him under the 2013 Share Award Scheme; and (ii) 15,482 Shares underlying the outstanding share options granted to him under the 2013 Share Option Scheme.

APPENDIX	GENERAL INFORMATION

Save as disclosed above, none of the Directors or chief executive of the Company and their associates, had interest or short positions in shares, underlying shares or debentures of the Company or its associated corporations as at the Latest Practicable Date.

III.	OTHER INTERESTS OF THE DIRECTORS

Save as otherwise disclosed, as at the Latest Practicable Date,

(a)	none of the Directors had any direct or indirect interest in any assets which have been, since December 31, 2022, the date of the latest published audited accounts of the Company, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group;

(b)	save for Abstained Directors, each serving as a director of Kingsoft Corporation, none of the Directors was a director or employee of a company which had an interest or short position in the Shares or underlying Shares which would fall to be disclosed to the Company and the Stock Exchange under provisions of Divisions 2 and 3 of Part XV of the SFO;

(c)	none of the Directors had entered, or proposed to enter, into a service contract with any member of the Group, excluding contracts expiring or determinable by the Group within one year without payment of compensation (other than statutory compensation);

(d)	none of the Directors and their respective associate(s) was interested in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group and requires disclosure under Rule 8.10 of the Listing Rules; and

(e)	none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group subsisting as at the Latest Practicable Date which was significant in relation to the business of the Group taken as a whole.

IV.	CONSENT OF EXPERT

At the Latest Practicable Date, Gram Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which it appears.

APPENDIX	GENERAL INFORMATION

The following are the qualifications of Gram Capital, who has given its opinions or advice which are contained in this circular:

Name	Qualifications

Gram Capital	A licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

As at the Latest Practicable Date, Gram Capital did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group. As at the Latest Practicable Date, Gram Capital did not have any direct or indirect interest in any assets which have been, since December 31, 2022, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to any member of the Group.

V.	MATERIAL ADVERSE CHANGE

The Directors confirm that there was no material adverse change in the financial or trading position of the Group since December 31, 2022, the date to which the latest published audited consolidated financial statements of the Group were made up.

VI.	DOCUMENTS ON DISPLAY

Copies of the following documents will be published on the websites of the Stock Exchange’s and the Company’s for display for a period of not less than 14 days before the date of the EGM:

(a)	the Loan Facility Framework Agreement;

(b)	the letter from the Independent Board Committee, the text of which is set out on page 18 of this circular;

(c)	the letter from Gram Capital, the text of which is set out on pages 19 to 31 of this circular; and

(d)	the written consent of Gram Capital Limited.

VII.	LANGUAGE

In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

Kingsoft Cloud Holdings Limited

金山雲控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (the “EGM”) of Kingsoft Cloud Holdings Limited (the “Company”) will be held at 10:00 a.m., Hong Kong time on February 8, 2024 at Chongxian Hall, 2nd Floor, Conference Building, Taishan Hotel, No. 8 Anning Beili, Xisanqi, Haidian District, Beijing, PRC for the purposes of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated January 12, 2024):

Ordinary Resolutions

1.	“THAT the terms of Secured Loan Facility under the Loan Facility Framework Agreement entered into by the Company and Kingsoft Corporation on December 4, 2023, and the proposed Annual Caps be and hereby approved and confirmed.”

2.	“THAT any one executive director of the Company be and is hereby authorized to (i) determine the relevant commercial terms arising from the Loan Facility Framework Agreement in respect of Secured Loan Facility, (ii) sign or execute such other documents or supplement agreements or deeds in respect of the Secured Loan Facility on behalf the Company, (iii) do all such things and take all such actions as he may consider necessary or desirable for the purpose of giving effect to the Loan Facility Framework Agreement in respect of the Secured Loan Facility and completing relevant transactions.”

SHARES RECORD DATE AND ADSS RECORD DATE

The Board has fixed the close of business on January 9, 2024, Hong Kong time, as the record date of Shares (the “Shares Record Date”). Holders of record of the Company’s Shares (as of the Shares Record Date) are entitled to attend and vote at the EGM and any adjourned meeting thereof.

Holders of record of American depositary shares (the “ADSs”) as of the close of business on January 9, 2024, New York Time (the “ADSs Record Date”, together with the Shares Record Date, the “Record Dates”), must give voting instructions to The Bank of New York Mellon, the depositary of the ADSs (the “Depositary”), if the ADSs are held by a holder on the books and records of the Depositary, or by instructing a bank, brokerage, or other securities intermediary, if the ADSs are held by any of them on behalf of a holder, as the case may be.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

ATTENDING THE EGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the EGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Shares Record Date may appoint proxy(ies) to exercise his or her rights at the EGM. A holder of ADSs as of the ADSs Record Date will need to instruct The Bank of New York Mellon, the depositary of the ADSs, as to how to vote underlying Shares represented by the ADSs, if the ADSs are held by a holder on the books and records of the Depositary, or by instructing a bank, brokerage, or other securities intermediary as to how to vote underlying Shares represented by the ADSs, if the ADSs are held by any of them on behalf of a holder, as the case may be. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs).

Holders of record of the Company’s Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs), if your ADSs are held on the books and records of the Depositary, or to the relevant bank, brokerage, or other securities intermediary, if your ADSs are held by any of them on your behalf, as the case may be as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on February 6, 2024 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the EGM; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, January 12, 2024